

Mailstop 4561

October 20, 2015

Shaike Orbach
Chief Executive Officer
Silicom Ltd.
8 Hanagar Street
Kfar Sava 4442537, Israel

>   **Re: Silicom Ltd.**
>   **Form 20-F for Fiscal Year Ended December 31, 2014**
>   **Filed March 24, 2015**
>   **File No. 000-23288**

Dear Mr. Orbach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Operating and Financial Review and Prospects

Operating Results, page 40

1.   We note instances where two or more sources of a material change have been identified, without quantifying the amount that each source contributed to the change. For example, you disclose several factors that contributed to the increase in sales; however, it is unclear how each factor impacted your reported sales during the period. Similarly, your discussion of the increase in research and development expenses cites expenditures related to new products, enhancements to existing products and the development of new technologies but does not provide any quantified information related to how each factor impacted the level of expenses incurred during the period. Also, in the Form 6-K filed on August 5, 2015 you indicate that the Fiberblaze acquisition impacted several income

statement line items; however, you do not appear to quantify such impact. Please tell us what consideration you gave to providing quantification of each individual factor that materially impacts the various line items discussed. Refer to Section III.D of SEC Release No. 33-6835.

2.   In addition, your disclosure on page 41 indicates that you experienced "lower demand for [y]our products from [y]our largest customer." To the extent you continue to experience reduced demand in the most recent periods, please quantify the amount of "lower demand" that was attributable to your largest customer, explain how this affected your total revenue and discuss the reasons for the reduced demand. Further, please clarify whether your largest customer is also a major competitor

3.   Please explain further why your effective tax rate increased from 5.0% in fiscal 2013 to 15.6% in fiscal 2014, resulting in an increase in your total income tax expenses of nearly 200%. To the extent these changes are attributable to changing tax incentives, please clarify. In addition, tell us your consideration to provide enhanced disclosures to better explain the factors that contribute to any significant fluctuations in your effective tax rate. We refer you to Item 5.A of Form 20-F and Section III.B of SEC Release No. 33-8350.

Related Party Transactions, page 70

4.   On page 71 of your Form 20-F, you disclose that Bynet acts as the distributor of your products and other RAD Group products in Israel. Please describe to us the amount of sales that occurs under this related party arrangement and whether you have any material distributor agreements that are required to be disclosed under Item 601(b)(10) of Regulation S-K.

Consolidated Financial Statements as of December 31, 2014

Note 3 – Acquisition of Fiberblaze, page F-18

5.   Please tell us what consideration was given to disclosing pro forma income information related to the acquisition of Fiberblaze pursuant to ASC 805-10-50-2h(3). Alternatively, please tell us what consideration was given to disclosing that it is impracticable to provide this disclosure along with an explanation of why the disclosure is impracticable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services